

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 20, 2017

Wanda Opheim
Senior Vice President, Treasury
Enbridge Inc.
200, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

> **Re:** **Enbridge Inc.**
> **Registration Statement on Form F-3**
> **Filed November 13, 2017**
> **File No. 333-221507**

Dear Ms. Opheim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Robert E. Buckholz
       Sullivan & Cromwell LLP